[redacted]

08031111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response....12.00

SEC FILE NUMBER
8- 46901

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Stevens & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Maiden Lane
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Tingoli — 212 361-3139
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

59 Charles Lindbergh Blvd.	Uniondale	NY	11553
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 31 2008
Washington, DC
101

PROCESSED
APR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maria Tingoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Stevens & Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(NONE)

Signature

CFO

Title

Notary Public

HOUSTON GRANVILLE
No. 01GR6094827
Notary Public, State of New York
Qualified in Bronx County
My Commission Expires June 30, 2011

03/28/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

AND

INDEPENDENT AUDITORS' REPORT

JOSEPH STEVENS & COMPANY, INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Joseph Stevens & Company, Inc.

We have audited the accompanying statement of financial condition of Joseph Stevens & Company, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Joseph Stevens & Company, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

March 27, 2007

50 CHARLES LINDBERGH BLVD, STE 510, UNIONDALE, NY 11553 T 516.579.7900 F 516.579.7940 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK, LONG ISLAND AND NEW JERSEY AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

JOSEPH STEVENS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS	
Cash	$ 1,431,738
Receivables from clearing broker	369,310
Marketable securities owned, at market value	155,641
Employee advances	416,617
Prepaid expenses	77,926
Furniture, fixtures and equipment - at cost, less accumulated depreciation and amortization	377,164
Deferred tax asset	62,900
Other assets	80,303
	$ 2,971,599
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Marketable securities sold but not yet purchased - at market value	$ 1,147
Accounts payable and accrued expenses	957,529
Deferred income	700,347
	1,659,023
Commitments and contingencies	
Stockholders' equity	
Preferred stock, no par value; 50 shares authorized, no shares issued or outstanding	
Common stock, no par value; 950 shares authorized, 450.6536 shares issued, 390.3052 shares outstanding	451
Additional paid-in capital	2,566,047
Accumulated deficit	(722,949)
Stock subscriptions receivable	(84,475)
Treasury stock, 62.3484 shares of common stock, at cost	(446,498)
	1,312,576
	$ 2,971,599

See notes to statement of financial condition.

JOSEPH STEVENS & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1 - BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

Business Activities
Joseph Stevens & Company, Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing broker and does not handle any customer funds or securities.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains cash at one financial institution which is insured for up to a total of $100,000 by the Federal Deposit Insurance Corporation. In addition, the Company maintains approximately $2.5 million in an uninsured account at a broker. The Company controls risk by maintaining accounts with large, reputable financial institutions.

Marketable Securities
Marketable securities and marketable securities sold but not yet purchased are valued at quoted market value.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Deferred Income
Amounts received as an incentive from the clearing broker are being recognized over the six-year term of the agreement.

1 - BUSINESS ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization
Furniture, fixtures and equipment are depreciated under the straight-line method over asset useful lives.

Estimated useful lives used in computing depreciation and amortization are as follows:

Furniture, fixtures and equipment	-	5 years and 7 years
Leasehold improvements	-	Shorter of 10 years or term of the lease

Income Taxes
The Company has elected S Corporation status for federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss is reportable by the stockholders on their individual income tax returns and the Company makes no provision for federal income tax. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax.

The Company recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some or the entire deferred tax assets amount will not be realized.

2 - RECEIVABLES FROM CLEARING BROKER

The Company maintains a brokerage account with one broker through which all trading transactions are cleared.

Amounts receivable from this clearing broker consist of the following:

Receivables from clearing broker	$ 324,744
Fees and commissions receivable	44,566
	$ 369,310

The receivables and all marketable securities owned are with this same broker. The Company is subject to credit risk if this broker is unable to repay the receivables or return securities in its custody.

3 - SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of corporate stocks at quoted market values.

4 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment are comprised of the following:

Furniture, fixtures and equipment	$ 501,012
Leasehold improvements	442,622
	943,634
Less - Accumulated depreciation and amortization	566,470
	$ 377,164

5 - LEASE COMMITMENTS

The Company leases office facilities under noncancelable operating leases with various expiration dates. In addition to base rent, the Company is liable for real estate taxes and operating expenses.

Future minimum lease payments are approximately as follows:

Year Ending December 31,	
2008	$ 930,000
2009	875,000
2010	484,000
	$ 2,289,000

The Company leases office equipment under operating leases with various expiration dates.

5 - LEASE COMMITMENTS

Future minimum lease payments are approximately as follows:

Year Ending December 31,	
2008	$ 71,000
2009	71,000
2010	9,000
2011	9,000
2012	5,000
	$ 165,000

6 - LETTER OF CREDIT

The Company is required to maintain a letter of credit for $460,000 for its New York City office lease, to be used as collateral for future lease payments. There were no amounts used on this letter of credit at December 31, 2007.

7 - LEGAL PROCEEDINGS

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitration proceedings, class actions and other litigation, arising in connection with the operation of its broker-dealer business. These legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company also is involved, from time to time, in investigations and proceedings by governmental and self regulatory agencies, which may result in adverse judgments, fines or penalties.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty the eventual loss or range of loss related to such matters. The Company is contesting liability and/or the amount of damages in each pending matter and believes, based on current knowledge and the reserves established by the Company, that the outcome of each matter will not have a material adverse effect on the financial condition of the Company, although the outcome could be material to operating results in a particular future period, depending on, among other things, the level of the Company's income for such period.

8 - STOCKHOLDERS' EQUITY

During December 2007, the Company purchased one share of its common stock for $1,502.

9 - PROFIT SHARING PLAN

The Company has a profit sharing plan for the benefit of eligible employees and their beneficiaries which qualifies under Section 401(k) of the Internal Revenue Code (the "Code"). The plan allows employees to defer part of their compensation, not to exceed the maximum under the Code. The Company is not required to match employee contributions, but may do so at its discretion.

10 - DEFERRED TAXES

Deferred tax assets consist of the following:

Net operating loss carryforwards	$ 112,900
Advance payments on contract	23,400
Accrued expenses	10,100
Depreciation	3,300
	149,700
Less - Valuation allowance	86,800
Net deferred taxes	$ 62,900

The Company has New York City net operating loss carryforwards of approximately $3,370,000 that are available to offset future New York City taxable income through 2023.

11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $250,000. At December 31, 2007, the Company had net capital of $274,320, which was $24,320 in excess of its required net capital of $250,000. The Company's ratio of net capital to aggregate indebtedness is 6.04 to 1 at December 31, 2007.

END